EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

To the Plan Administrator of

Hanover Direct, Inc. Savings and Retirement Plan:

We consent to the incorporation by reference in the Registration Statement [No. 333-03871 and 2-94286] on Form S-8 of Hanover Direct, Inc. of our report dated July 15, 2005, with respect to the statements of net assets available for benefits of the Hanover Direct, Inc. Savings and Retirement Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental Schedule H, line 4(i) – schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004, annual report on Form 11-K of Hanover Direct, Inc. Savings and Retirement Plan.

/s/ BDO, Seidman, LLP

New York, New York

August 9, 2005